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Via EDGAR and Overnight Delivery

Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attn.:  Jennifer Gowetski, Senior Counsel

December 2, 2015

RE:	Van Eck Merk Gold Trust Post-Effective Amendment to Form S-1 Filed on October 26, 2015 File No.: 333-180868

Dear Ms. Gowetski:

On behalf of Van Eck Merk Gold Trust (the “Trust”) and Merk Investments LLC as the Trust’s sponsor (the "Sponsor"), we are responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) as provided in a series of related phone conversations, with respect to the Trust’s Post-Effective Amendment on Form S-1 as filed on October 26, 2015 (the “POS AM”).  For your convenience, the Commission’s comments as understood by the Trust, the Sponsor and its counsel are set forth herein in bold, with the responses on behalf of the Trust and its Sponsor immediately following each of the Commission’s comments.

Comment: Disclose the marketing fees to be paid to the marketing agent in manner that provides context for investors regarding the scope of such fees and how they may impact a potential change in sponsor under the rights of first refusal disclosed, or explain why disclosure is not material to investors.
As disclosed in the POS AM, the Sponsor is responsible for the administrative and marketing expenses incurred by the Trust, including the marketing support fees and expenses contemplated by the Marketing Agent Agreement dated October 22, 2015 (the “Marketing Agreement”) by and between the Sponsor and Van Eck Securities Corporation (the “Marketing Agent”).  As disclosed on page 56 of the POS AM under “Plan of Distribution” the Marketing Agent’s compensation for such services is based on the average daily net assets of the Trust during a calendar quarter not attributable to Van Eck Merk Gold Shares (the “Shares”) held by the Sponsor or its affiliates, and is capped at an amount equal to 10% of the gross proceeds to the Trust from sale of the Shares.  Any fees payable to the Marketing Agent are payable by the Sponsor from the Sponsor’s Fee (as defined in the POS AM) and the Trust does not incur additional financial or other performance obligations pursuant to the Marketing Agreement.  The calculation and payment methods relevant to an investor’s understanding of the Sponsor’s Fee, and how such fee impacts the value of the Shares, are disclosed throughout the POS AM, including under “The Offering” on page 9, within the risk factor “Payment of the Sponsor’s Fee in Shares and the Sale of Gold by the Trust May Cause a Decline in the Value of the Shares” beginning on page 27, under “Description of the Trust” beginning on page 57 (including the trust expense example on page 59), and in the “Review of Financial Results” beginning on page 78.

Page 2 December 1, 2015
As disclosed on page 67 of the POS AM under “Successor Sponsors” the Marketing Agent has the right to elect to become the sponsor of the Trust under certain facts and circumstances, including if its total compensation under the fee provisions of the Marketing Agreement equals or exceeds 10% of the gross proceeds to the Trust from sale of the Shares (the “Maximum Fee”). As the fees payable to the Marketing Agent by the Sponsor will constitute only a percentage of the total Sponsor’s Fee payable by the Trust, and the Sponsor’s Fee is based upon a de minimis percentage of the fluctuating net asset value of the Trust (rather than the gross proceeds from sale of Shares), it is a near impossibility for the Marketing Agent to reach the Maximum Fee and to initiate a change in the sponsor of the Trust on this basis.
However, to enable investors in the Shares to track the likelihood of the Maximum Fee being reached, the Trust and Sponsor will include disclosure in future periodic reports in the following form: “From October 22, 2015, the date of initiation of the Marketing Agent’s efforts on behalf of the Trust, through [insert end of period], the aggregate fees payable by the Sponsor to the Marketing Agent equaled $XXX, which represents X% of the maximum fee potentially payable to the Marketing Agent pursuant to the Marketing Agent Agreement calculated as of [insert end of period].”
Comment: Please tell us whether the marketing agent is considered an underwriter under Section 2(a)(11) of the Securities Act.
The Trust, Sponsor and Marketing Agent do not consider the Marketing Agent to be a statutory underwriter pursuant to the definition in Section 2(a)(11) of the Securities Act.  The Marketing Agent, in such capacity as contemplated by the Marketing Agent Agreement dated October 22, 2015, will not engage in any transactions in (including the purchase of or directing the placement of) Shares, not act as an Authorized Participant (an “AP”) in the distribution of the Shares nor participate with the Sponsor or with the APs in the issuance or redemption of the Shares.  The Marketing Agent will assist the Sponsor in preparation of marketing materials on behalf of the Trust in relation to the Shares and in the development and maintenance of a branded website for the Trust.  As is common with the marketing of other exchange-traded products, the Marketing Agent may provide broker-dealer supervision and compliance services to officers and employees of the Sponsor from time to time, although the compensation of any individual acting in a broker-dealer capacity with respect to the initial issuance of Shares will be paid by the Sponsor from the Sponsor's own resources. Moreover, although general success in the growth of the Trust’s net asset value held by third parties impacts the fee payable to the Marketing Agent, such fee is calculated and paid by the Sponsor in a manner that is not a broker's commission, success fee or other remuneration structure directly linked to any particular Marketing Agent action in relation to the Trust or the Shares.
If you have any questions, please do not hesitate to give me a call at (949) 623-3545.

Sincerely,

/s/ Shoshannah D. Katz
Shoshannah D. Katz

cc:    Axel Merk, Merk Investments LLC